July 15, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins
Kari Jin
Christine Davis

Re:	NexCen Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 21, 2008
Form 8-K Filed on March 14, 2008
File No. 0-27707

Ladies and Gentlemen:

I am General Counsel for NexCen Brands, Inc., a Delaware corporation (the “Company”). We are responding to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 19, 2008, with respect to the Company’s above-captioned Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on March 21, 2008 (the “Form 10-K”) and the current report on Form 8-K filed on March 14, 2008 (the “Form 8-K”).

Set forth below are the Staff’s comments, indicated in bold, followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K or the Form 8-K, respectively. We appreciate the time and effort that the Staff has dedicated to reviewing our disclosures.

Before addressing the comments below, we would like to note that the Company has previously sent three (3) letters to the Commission requesting extensions to respond to the comments raised by the Staff. These letters were dated May 22, 2008, June 16, 2008 and June 30, 2008, respectively. As discussed with the staff on June 30, 2008 and referenced in our June 30, 2008 letter, we indicated that we would provide written responses on or before July 15, 2008, but to the extent the Staff requests changes to the body of the Form 10-K, we would request to do that together with the Form 10-K/A that we intend to file once we resolve the financial and disclosure issues that we identified in the Form 8-K filed on May 19, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.	We note that the Company has filed an Item 4.02 of Form 8-K on May 19, 2008. Please note that upon filing of your Form 10-K/A we may have additional comments.

The Company acknowledges this comment.

Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies

(l) Revenue Recognition, page 45

2.
We note that both royalty and licensing revenues are earned from franchisees; however, your disclosures do not describe the differences between these revenue streams. Please explain the difference between royalty and licensing revenues and how the related revenues are recognized. In this regard, we believe that your disclosure that revenues from license agreements are recognized in accordance with the terms of the underlying license appears overly vague.

The Company earns revenue from licensing, franchising, and other commercial arrangements with third parties who use the Company’s trademarks, trade names, copyrights, franchise rights, patents, trade secrets or other intellectual property. Under the Company’s franchise agreements, it typically charges a franchisee a one time franchise fee and then earns recurring revenue determined as a percentage of net retail sales reported by its franchisees. The Company refers to these recurring revenues under its franchise agreements as “Royalty Revenue.”

The Company’s licensing activities are different from its franchising activities. Under the Company’s licensing arrangements, which are contractual obligations between the Company and its licensees (who are not franchisees), the Company grants a license for the use of a trademark or trade name for a period of time in exchange for a fee that is computed as the greater of (a) a stipulated minimum annual fee which is generally due and payable on a quarterly basis or (b) a percentage of net sales, as defined in the license agreements. The Company refers to the revenues earned under its license agreements as “Licensing Revenue.” Revenues for licensees, whose sales exceed contractual minimums, are recognized when licensed products are sold as reported by the Company’s licensees. For licensees whose sales do not exceed contractual sales minimums, royalty is recognized ratably based on contractual minimums.

In response to the Staff’s comment, the Company intends to revise the disclosure on revenue recognition to clearly highlight the differences between royalty and licensing revenues and how the related revenues are recognized. The revised disclosure will read as follows:

Royalties represents continuing fees received from franchisees that are determined as a percentage of franchisee net sales and are recognized as revenues when they are earned on an accrual basis. Franchise fee income, which represents initial fees paid by franchisees for franchising rights, is recognized when substantially all initial services required by the franchise agreements are performed, which is generally considered to be upon the opening of the franchisee’s store. Revenues from license agreements represent income that is determined as the greater of a minimum fixed periodic fee or a percentage of licensee net sales (whichever is greater). Revenues for licensees whose sales exceed contractual minimums are recognized when licensed products are sold or reported by the Company’s licensees. For licensees whose sales do not exceed contractual sales minimums, royalty is recognized ratably based on contractual minimums.

(m) Advertising, page 45

3.
Please tell us how you account for transactions with the advertising funds. As part of your response, tell us about any amounts reflected in your consolidated financial statements that relate to the funds. Also, please provide a breakdown of each of your funds and tell us the receivable balance for each fund and the total unconsolidated assets of each fund.

The Company has considered FASB Interpretation No. 46 (revised December, 2003), Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46(R)”) with respect to the transactions involving its advertising funds. Upon review, the Company has determined that the advertising funds are variable interest entities, for which it is not the primary beneficiary, because the advertising funds are: (i) de facto agents of the franchisees, and (ii) the activities of the advertising funds are more closely associated with those of the franchisees than the Company per paragraphs 16 and 17 of FIN 46(R).

Incorporated within each franchise agreement between the Company and its franchisees are terms that stipulate that franchisees remit up to approximately 2% of gross sales to an advertising fund (each a “Marketing Fund” and collectively the “Marketing Funds”). These Marketing Funds are considered separate legal entities from the Company. The purpose of the Marketing Funds is to centralize the advertising of the franchise concept into regional and national campaigns. The Company serves as the administrator of the Marketing Funds, and is reimbursed on a cost-only basis for the amount spent by the Company for advertising expenses related to the franchised Brands. The Marketing Funds are established with minimal equity investment. The advisory boards of the Marketing Funds are comprised entirely of elected franchisees (none of whom are NexCen employees, officers or directors). The advisory boards determine the advertising policies of their respective Marketing Funds. Additionally, if the Marketing Funds were dissolved, any remaining cash in the fund would either be distributed back to the franchisees or spent on advertising.

Based on the foregoing, the Company has determined that the Marketing Funds are: (i) de facto agents of the franchisees, and (ii) the activities of the Marketing Funds are more closely associated with those of the franchisee related party group than the Company. The rationale for this determination is supported by the fact that without the existence of the Marketing Funds, each franchisee would have to incur advertising expenses individually - and therefore the funds contributed by each franchisee to the Marketing Funds is directly related to the franchisee’s activities. Paragraph16 d(2) of FIN 46R also supports the conclusion that the Marketing Fund is a de facto agent of the franchisee because the Marketing Fund maintains a close business relationship with the franchisee similar to the relationship between a professional service provider and one of its significant clients. Accordingly, the Company has concluded that the Marketing Funds are not related parties or de facto agents of the Company; rather they exist for the benefit of the franchisees that contribute to the Marketing Funds.

At December 31, 2007, the consolidated financial statements of the Company included loans and advanced receivable of $1,466,077 due from The Athlete’s Foot Marketing Support Fund LLC. As of December 31, 2007, the Company did not have any outstanding loans and advances from any other Marketing Fund. The unaudited, unconsolidated assets of each fund at December 31, 2007 were as follows:

Marketing Fund	Assets
The Athlete’s Foot Marketing Support Fund LLC	$1,883,397
The Marble Slab Marketing Support Fund LLC (unaudited)	$599,480
The MaggieMoo’s Marketing Support Fund LLC (unaudited)	$333,264
The Pretzel Time Marketing Support Fund LLC (unaudited)	$203,585
The Pretzelmaker Marketing Support Fund LLC (unaudited)	$224,600

Note 23. Segment Reporting, page 71

4.
We note your disclosure of adjusted EBITDA. Please confirm to us that adjusted EBITDA is the measure of profit or loss reviewed by your Chief Operating Decision Maker. Also, tell us how you considered paragraph 32(b) of SFAS 131 which requires the reconciliation of the segment measure of profit or loss to consolidated income before income taxes.

In response to the Staff’s comments, the Company hereby confirms that adjusted EBITDA is the measure of profit or loss reviewed by the Company’s Chief Operating Decision Maker.

Paragraph 32(b) of SFAS 131 provides that an enterprise shall provide reconciliations of “…the total of the reportable segments measures of profit or loss to the enterprise’s consolidated income before income taxes, extraordinary items, and discontinued operations.” In the Company’s segment reporting, it provided a reconciliation of adjusted EBITDA to operating income reflected in the Consolidated Statements of Operations because the Company believed that information to be useful to readers. The reader is able to reconcile from operating income to Loss From Continuing Operations before Income Taxes using the information contained in the Consolidated Statement of Operations. For clarity, the Company intends to revise Note 23 to expand the reconciliation to include Non Operating Income and Expense that will facilitate the required reconciliation.

Item 9A. Controls and Procedures

(b) Management’s Report on Internal Control Over Financial Reporting, page 74

5.
We note that the Independent Auditors report on page 76 indicates that management excluded certain acquired entities from its assessment of the effectiveness of internal controls over financial reporting, however, we note no such reference to the excluded entities in Management’s report. Please tell us whether recently acquired entities were excluded from management’s assessment and if so tell us how the disclosure in your Management’s report comply with the guidance in Question 3 of the Frequently Asked Questions on “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Bill Blass Holding Co., Inc, MaggieMoo’s International, LLC, Marble Slab Creamery, Inc., the Waverly, Gramercy and Village Brands, Pretzel Time Franchising, LLC and Pretzelmaker Franchising, LLC were all acquired during 2007. Except for accounts included in the opening balance sheet of the acquired businesses, which consisted primarily of Goodwill and other intangible assets totaling $193.1 million, these acquired businesses were excluded from management’s assessment of the effectiveness of internal controls over financial reporting because the ownership period was less than one year as of December 31, 2007 and the businesses were being integrated into the Company’s existing processes.

In response to the Staff’s comment, the Company will revise Management’s Report on Internal Control Over Financial Reporting to incorporate the same limitations discussed in the Report of the Independent Registered Public Accounting Firm on page 77 of the Company’s Form 10-K, including information relevant to the significance of the acquired businesses to the registrant’s consolidated financial statements.

Form 8-K Filed March 14, 2008

6.
Your disclosures indicate that Adjusted EBITDA is a measure of performance and liquidity. If Adjusted EBITDA is intended to be a measure of liquidity, it appears that the measure should be reconciled to GAAP cash flow from operations. Please clarify and explain to us why the measure is reconciled to GAAP net income in your intention is to present this as a liquidity measure. Also, please explain your basis for concluding that Adjusted EBITDA “demonstrates cash flow available from continuing operations for the payment of debt service.”

The Company reconciled Adjusted EBITDA to GAAP net income because the Company believes that GAAP net income is the most comparable GAAP financial measure to Adjusted EBITDA. The Company receives licensing, franchising and other contractual fees that include a mixture of upfront payments, required periodic minimum payments (regardless of sales volumes), and volume-dependent periodic royalties (based upon the number or dollar amount of branded products sold). This creates a mixture of payments that in many cases are billed and collected (and become cash flow) in time periods that do not coincide with when they can be recognized as earned. Reconciliation of Adjusted EBITDA to GAAP net cash flow from operations therefore could provide investors with an inaccurate picture of long-term performance and liquidity. GAAP net income, on the other hand, appropriately assigns income to when it is earned, regardless of when it is paid. Thus, we believe that measure more accurately represents the timing of income earned and smoothes out the inherent short-term volatility in the cash flows from the Company’s business.

Our basis for concluding that Adjusted EBITDA “demonstrates cash flow available from continuing operations for the payment of debt service” is because Adjusted EBITDA eliminates the effect of factors that are either non-predictable, non-cash or non-operating in nature and eliminates short-term variances in working capital over which management has limited control. Therefore, the Company believes that providing the measure of Adjusted EBITDA may help investors better understand the Company’s ability to generate long-term, predictable cash flow from operations, which the Company relies upon for payment of debt service.

Importantly, the Company’s disclosure notes in its discussion of non-GAAP measures that they must be evaluated “along with cash flow information prepared in accordance with GAAP and presented in the company's statement of cash flows included with its financial statements in its public filings” and urges investors to “review the GAAP financial measures included in this earnings release and NexCen’s public filings, and to not rely on any single financial measure to evaluate its business.”

* * * * *

As requested by the Staff, the Company hereby acknowledges to the Staff that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 8-K;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 8-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff's comments. If you have any questions in connection with our response to your comments, please contact me at 212-277-1154.

Sincerely,

/s/ Sue J. Nam
Sue J. Nam
General Counsel